RELX PLC Director/PDMR Shareholdings
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Rosemary Thomson
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	RELX PLC
b)	LEI	549300WSX3VBUFFJOO66
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116p each ('Ordinary Shares')

	Identification code	GB00B2B0DG97

b)	Nature of the transaction

Grant of option over Ordinary Shares under the RELX PLC ShareSave Plan 2023 at an option price of £19.76 per share. There is no price payable on the grant or vesting of the option. Subject to the plan rules, the option will become exercisable from 1 August 2026 for a period of six months.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	910

d)	Aggregated information

	- Aggregated volume	910

	- Price	Nil

e)	Date of the transaction	2023-06-14
f)	Place of the transaction	Outside of a trading venue